(Check One):	UNITED STATES	OMB APPROVAL
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION	OMB Number 3235-0058
☐ Form 20-F	WASHINGTON, DC 20549	Expires: March 31, 2006
☐ Form 11-K		Estimated average burden hours per response.... 2.50
☐ Form 10-Q	FORM 12b-25	SEC File Number 0-27422
☐ Form 10-D		CUSIP Number 043136-10-0
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ArthroCare Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

111 Congress Avenue, Suite 510

Address of Principal Executive Officer (Street and Number)

Austin, Texas 78701

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of the financial statements of ArthroCare Corporation (the “Company”) for the fiscal year ended December 31, 2005, the Company performed an extensive analysis of certain intercompany accounts, which required substantial commitment of Company financial personnel and accounting consultants. This analysis is largely complete, and management of the Company is completing its required assessment of internal control over financial reporting. While management has not yet completed its assessment of the Company’s internal control over financial reporting, management has concluded, as of the date of this filing, that a material weakness existed as of December 31, 2005. That material weakness is described in the following paragraph. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

At December 31, 2005, the Company did not maintain effective controls over the preparation and review of its intercompany accounts. Specifically, there was not consistent communication as to the nature of reconciling differences within the organization to allow for adequate accumulation and resolution of reconciling items. This control deficiency could result in a misstatement of its intercompany and related accounts that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

As a result of the existence of the material weakness identified above, the Company’s management will conclude that as of December 31, 2005, the Company’s internal control over financial reporting was not effective based upon the criteria in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission (COSO). Also, as a result of the existence of the material weakness, the Company’s management believes that the report of its independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. Because management’s required assessment of internal control over financial reporting as of December 31, 2005 is not complete, it is possible that the Company will identify other control deficiencies, and there can be no assurance that such control deficiencies would not, individually or in the aggregate, constitute an additional material weakness.

Since management’s required assessment of internal control over financial reporting is not complete, the Company is unable to file its annual report on Form 10-K for the year ended December 31, 2005 by the deadline prescribed under Securities and Exchange Commission rules and regulations. The Company expects that the financial statements contained in its 2005 Annual Report on Form 10-K will be consistent in all material respects with its previously publicly announced unaudited results filed in the current report on Form 8-K on February 15, 2006. The Company anticipates that it will be able to file its complete Annual Report on Form 10-K before March 31, 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael A. Baker (Name)	(512) (Area Code)	391-3900 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ArthroCare Corporation

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2006	By	/s/ Michael A. Baker
Michael A. Baker
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b -25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b)) of this chapter).